ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

22 August 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

dlw 9/5

ventracor

asx announcement

Appoints Chief Financial Officer

SYDNEY, Australia, 22 August 2006: Ventracor Limited (ASX: VCR) today announced the appointment of Graeme Fallet as Chief Financial Officer.

Mr Fallet will provide support to the CEO and Board regarding ongoing strategic initiatives and financial management of Ventracor as it builds a profitable, sustainable, global, scalable business in Australia, Europe and the US.

He has a broad range of commercial skills and experience working in international markets.

Mr Fallet was previously CFO with GasNet (ASX: GAS) where he was responsible for all treasury functions, accounting, information technology and taxation.

Before joining GasNet he was Group Controller Finance at CSL Limited (ASX: CSL) where he worked on a number of successful acquisitions and cross-border corporate actions.

Mr Fallet is a chartered accountant and holds a Bachelor of Business (Accounting).

He will begin work with Ventracor in mid-September, and will report to the CEO Peter Crosby.

About Ventracor
Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure.

Further information, visit www.ventracor.com or contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

ventracor

asx announcement

Progressing to a profitable, sustainable, global, scalable business

- Revenues of $1.10 million (2005: $nil) from sales of VentrAssist™
- Cash reserves of approximately $52 million
- Revenues to grow with European approval anticipated early 2007
- Loss of $30 million in line with expectations.

SYDNEY, Australia, 17 August 2006: Ventracor Limited (ASX: VCR) today reported revenues of $1.10 million (2005: $nil) for the 2006 financial year from sales of its VentrAssist implantable cardiac assist system to leading transplant centres in the United States, Britain, Norway and Australia.

When combined with interest earned on cash deposits and bank bills, total revenue was $2.65 million (2005: $2.7 million) for the year ended 30 June 2006.

The net loss of $30.07 million (2005: $28.31 million) was in line with expectations and reflects the increase in the company's global clinical trial activity and expansion into markets outside Australia and is inclusive of the impacts of Australian equivalents to International Financial Reporting Standards (AIFRS).

Ventracor had cash reserves at 30 June 2006 of $51.87 million (2005: $32.95 million) following the successful recent completion of an institutional placement and rights issue.

Ventracor Chief Executive Officer Peter Crosby said: "We expect revenues will continue to grow as our business develops.

"Ventracor has made substantial progress over the last year towards our strategic goal of building a profitable, sustainable, global, scalable business.

"The medical procedure for implanting a left ventricular assist device (LVAD) is reimbursed in the USA, even during clinical trials, so devices implanted under our US clinical trial are billed and contribute revenue.

"Once we achieve CE Mark approval, we expect revenues from sales in Europe will make a growing contribution to our future revenues.

"With over 60 VentrAssist LVADs implanted (more than all other third generation centrifugal pumps from all competitor companies combined), we are building momentum towards gaining significant market share in the global LVAD industry," Mr Crosby said.

About Ventracor

Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure.

Further information, visit www.ventracor.com or contact:

Peter Crosby
Chief Executive Officer
Ventracor Limited
02 9406 3100

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086